JOURNEY RESOURCES CORP.
1208 – 808 Nelson Street
Vancouver, B.C. V6Z 2H2
Tel: (604) 633-2442

NEWS RELEASE

February 7, 2008	TSX-VENTURE: JNY
FRANKFURT: JL4

JOURNEY ANNOUNCES APPOINTMENT OF
NEW DIRECTOR AND VICE PRESINDENT OF EXPLORATIONS

VANCOUVER, BRITISH COLUMBIA - Journey Resources Corp. (“Journey” or the “Company”) is pleased to announce the appointment of Dr. Peter Pollard as a member of the Company’s Board of Directors and the appointment of Dr. Chris Wilson as Vice President of Explorations effective February 6, 2008.

Dr. Peter Pollard graduated with a BSc (Hons) in geology in 1979 and a PhD in 1985 from James Cook University, Townsville, Australia. Mr. Pollard is a Qualified Person (under NI 43-101 and JORC), a member of the Australian Institute of Mining and Metallurgy and a Fellow of the Society of Economic Geologists. Mr. Pollard has over 20 years experience as a consultant in project generation and evaluation, paragenesis and breccia interpretation, and gold petrology. He has consulted on some of the major porphyry copper-gold (Grasberg, Oyu Tolgoi, Escondida Norte) and iron-oxide copper-gold (Olympic Dam, Carajas district deposits, and Cloncurry district) deposits worldwide. Mr. Pollard also runs a series of exploration training courses, which have been presented in over 15 countries. He has significant experience with low and high sulphidation silver-gold epithermal systems, silver-base metal vein systems, gold-copper-molybdenum porphyry systems, iron-oxide copper-gold mineralization, sediment-hosted copper and gold systems, and tin, tungsten, tantalum and rare-earth element mineralization. Mr. Pollard also worked as a research scientist at James Cook University for approximately 13 years, studying intrusion-related hydrothermal systems, mainly in copper-gold, tin-tungsten and rare-metal systems. In addition, Mr. Pollard ran a major research project for the Australian Minerals Industry research Association, studying iron-oxide copper-gold and Broken Hill-type lead-zinc-silver deposits in the Cloncurry district of Australia in the mid-1990’s and has published over 60 papers in international journals and books. Peter is currently an exploration-focused, geological consultant with Dr. Chris Wilson, supplying geologists to projects worldwide.

Dr. Chris Wilson graduated with a BSc (Hons) in geology from University College of Wales, Aberystwyth in 1985 and with a PhD from the Flinders University of South Australia in 1991. Chris is a Qualified Person (NI43-101 and JORC) and is a Chartered Professional Geologist. He is Fellow of the Australian Institute of Mining and Metallurgy and a Fellow of the Society of Economic Geologists. Chris is an established geologist with over fifteen years broad experience in prospect generation and area selection through to the design and management of resource definition drilling programs. He has significant experience with low and high sulphidation silver-gold epithermal systems, silver-base metal vein systems, gold-copper-molybdenum porphyry systems, iron-oxide copper-gold styles of mineralization and sediment-hosted gold systems. Chris worked as an independent consultant and associate principal exploration geologist with SRK (UK) and SRK Exploration Services since 2005. Prior to that he worked with Ivanhoe Mines Ltd from 1995 and was the exploration manager for Ivanhoe Mines in Mongolia from 2002 until October 2004 when he was responsible for countrywide area selection, grass-roots exploration, and management of a copper-gold exploration portfolio consisting of over 125 licences totaling over 11 million hectares. Chris maintains an exploration-focused geological consultancy with Dr. Peter Pollard that supplies geologists to projects worldwide.

Dr. Pollard and Dr. Wilson bring over 35 years of exploration experience and presently manage a group of 8 exploration geologists. Dr. Chris Wilson comments: “Our team is looking forward to working closely with Journey and believe that there is obvious synergy between Journey’s experience of project acquisition and management in North, Central and South America, and the experienced field-oriented exploration team that we have to offer”.

Mr. Jack Bal, President of Journey, commented: “We are very pleased to have Dr. Pollard and Dr. Wilson join our team and believe that their considerable geological and exploration expertise will be of great benefit to the Company”.

The Company also announces that, under the Company’s Stock Option Plan, it has granted a total of 1,200,000 incentive stock options to directors, officers and consultants of the Company, exercisable at a price of $0.32 per share for a term of five years from the date of grant.

Journey Resources Corp. is a mineral-exploration resource company trading on the TSX Venture Exchange (Symbol : JNY) and the Frankfurt Stock Exchange (Symbol : JL4). The Company is currently exploring three advanced exploration-stage projects; the Vianey Mine Silver Project, the Musgrove Gold Project and the Empire Mine Project. The Vianey Mine Project consists of concessions totaling 5,022 hectares in Guerrero State west of Mexico City, Mexico. The Musgrove Project is a prospect for a disseminated gold bulk-tonnage surface project similar to the Beartrack Mine, a nearby former gold producer. The Empire Mine Project is a poly-metallic skarn deposit containing copper, zinc, gold and silver ores. In addition, the Company recently entered into agreements whereby its has agreed to purchase a 100% right, title and interest in and to certain mining claims comprising the Silver Mountain Property in Lima, Peru. The Silver Mountain Property is an advanced stage exploration property covering approximately 1,684 hectares, located approximately 75 kilometers east of Lima City and 50 kilometers south of Peru Copper’s Toromocho property and Pan American Silver's Morococha Mine.

For Investor information, contact Jack Bal at (604) 633-2442, toll free 1-800-667-1442, e-mail jackbal@journeyresourcescorp.com , or visit website www.journeyresourcescorp.com

ON BEHALF OF THE BOARD OF DIRECTORS

“Jatinder (Jack) Bal”
JATINDER (JACK) BAL
Director

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of the contents of this release.